UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission File No.: 001-04171

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
Kellogg Company
One Kellogg Square
Battle Creek, MI 49016

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2020 and 2019

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Index

Page(s)
Report of Independent Registered Public Accounting Firm	2

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2020 and 2019	4

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2020 and 2019	5

Notes to Financial Statements
December 31, 2020 and 2019	6 - 18

Supplemental Schedule

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020	19
Note:    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To Plan Participants and ERISA Finance Committee of
Kellogg Company Bakery, Confectionery, Tobacco Workers
and Grain Millers Savings & Investment Plan
Battle Creek, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings & Investment Plan (the “Plan”) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
We have served as the Plan’s auditor since 2016.
Grand Rapids, Michigan
June 23, 2021

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets
Plan's interest in Master Trust at fair value	$295,165,788	$274,489,287
Plan's interest in Master Trust at contract value	166,570,360	165,157,236
Notes receivable from participants	7,712,315	6,943,966
Total assets	469,448,463	446,590,489
Liabilities
Accrued trustee fees	21,034	73,758
Total liabilities	21,034	73,758
Net assets available for benefits	$469,427,429	$446,516,731

The accompanying notes are an integral part of these financial statements.

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2020 and 2019

	2020	2019
Additions:
Contributions:
Employer	$6,160,622	$5,838,880
Participant	16,311,380	15,169,624
Rollovers from other qualified plans	469,636	1,031,488
Total contributions	22,941,638	22,039,992

Earnings on investments:
Plan's interest in income/(loss) of Master Trust	45,398,827	59,024,607
Interest income on notes receivable from participants	386,166	356,963
Total additions	68,726,631	81,421,562

Deductions:
Participant withdrawals	(45,759,600)	(42,583,056)
Trustee fees	(56,333)	(110,961)
Total deductions	(45,815,933)	(42,694,017)

Net increase/(decrease)	22,910,698	38,727,545
Net assets available for benefits
Beginning of year	446,516,731	407,789,186
End of year	$469,427,429	$446,516,731
The accompanying notes are an integral part of these financial statements.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2020 and 2019

1.Summary of Significant Accounting Policies
Basis of Accounting
The Plan’s financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). The accounts of the Plan are maintained on the accrual basis.
Recent Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board issued ASU-2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements for the fair value measurements in Topic 820, including the elimination, modification to, and addition of certain disclosures. The primary impact of the ASU for the Plan is the removal of the disclosure requirements for transfers between levels in the fair value table. The ASU is effective for fiscal years beginning after December 15, 2019. Entities should apply the new guidance on a retrospective basis. The Plan adopted the updated standard, on a retrospective basis at the beginning of the year ended December 31, 2020.

Investment Valuation and Income Recognition
The Plan’s investments are stated at estimated fair value, except for the Plan's interest in guaranteed investment contracts which are stated at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the market participants at the measurement date. See Note 6 for discussion.
The Plan’s interest in income/(loss) of the Kellogg Company Master Trust (Master Trust), which consists primarily of the realized gains or losses on the fair value of the Master Trust investments, dividend and interest income, and the unrealized appreciation/(depreciation) on those investments, is included in the Statements of Changes in Net Assets Available for Benefits.
An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.
The net appreciation/(depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation/(depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.
Guaranteed Investment Contracts
The Master Trust invests in synthetic guaranteed investment contracts and a separate account insurance contract, for which GSAM Stable Value, LLC has oversight. The Master Trust enters into a contract with an issuer to receive a rate of return based on underlying investments. For the synthetic contracts, the Master Trust acquires, retains title to and holds the underlying investments in a separately identified custody account. The underlying investments typically include portfolios of fixed income securities or units of fixed income collective trusts. The rate of return is based on a formula described within the terms of the contract (the crediting rate). The incremental value (if any) of the contract itself is based on i) issuer ratings as determined by credit ratings, which are published by rating agencies and ii) the present value of the change in each contract’s replacement cost. At December 31, 2020 and 2019, the present value of contract replacement cost approximates current contract cost.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2020 and 2019

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the fully benefit responsive guaranteed investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value, as reported to the Plan by GSAM Stable Value, LLC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting interest rate is based on a formula agreed upon with the issuers, but it may not be less than zero percent. Such interest rates are reviewed on a quarterly basis for resetting.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974 (ERISA). The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
Except for the above, the guaranteed investment contracts do not permit the contract issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value.
Allocation of Net Investment Income/(Loss) to Participants
Net investment income/(loss) is allocated to participant accounts daily, in proportion to their respective ownership on that day.
Expenses of Administration
Expenses of administration are paid by the Plan Sponsor, Kellogg Company.

Participant Withdrawals
Benefit payments to participants are recorded when paid.
Notes Receivable From Participants
Notes receivable from participants are recorded at net realizable value. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. Loans determined to be uncollectible are deemed distributed and recorded as participant withdrawals.
Risks and Uncertainties
The Plan provides for various investment options in several investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2020 and 2019

The global economic uncertainty associated with the novel coronavirus (COVID-19) pandemic has resulted in significant volatility in global financial markets. This volatility has affected, and may continue to affect, the value of the Plan's net assets available for benefits.
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from those estimates.

Trustees of the Master Trust and Kellogg Company Common Stock
Assets of the Plan held within the Master Trust, are co-invested with the assets of other defined contribution plans sponsored by the Kellogg Company (the Company) in a commingled investment fund known as the Master Trust for which The Northern Trust Company is the trustee.
Allocation of Net Investment in Master Trust
The Plan’s allocated share of the Master Trust net assets and investment activities is based upon the total of each individual participant’s share of the Master Trust. The Plan’s net interest in the Master Trust is equal to the net investment in the Master Trust held at The Northern Trust Company.
2.    Description of the Plan
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions. The Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan (the Plan) operates as a qualified defined contribution plan with a 401K feature and was established under Section 401(a) of the Internal Revenue Code.
Plan Administration
The Plan is administered by an administration committee appointed by Kellogg Company and employees represented by the Bakery, Confectionery, Tobacco Workers and Grain Millers Union, the ERISA Finance Committee and the ERISA Administrative Committee appointed by Kellogg Company.
Plan Provisions
In March of 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was enacted and signed into law. The CARES Act includes various provisions that temporarily ease rules around the distributions and loans for eligible Plan participants in reaction to the economic conditions during the COVID-19 pandemic. In April 2020, the Plan adopted the mandatory provision of the CARES Act which waved the required minimum distribution (RMD) in 2020.

Plan Participation and Contributions
Generally, all the Company hourly employees belonging to the Bakery, Confectionery, Tobacco Workers and Grain Millers Union Local Nos. 3-G, 50-G, 252-G, 374-G and 401-G are eligible to participate in the Plan after the completion of their applicable trial period.
Subject to limitations prescribed by the Internal Revenue Service, participants may elect to contribute from 1% to 50% of their annual wages. Participants were eligible to defer up to $19,500 in 2020 and $19,000 in 2019. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions in 2020 and 2019.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2020 and 2019

Employee contributions are matched by the Company at a 100% rate on the first 3% and a 50% rate on the next 2%. The full Company Match is invested per the participant's fund selection. Employees may contribute to the Plan from their first date of eligibility; however, the contributions are not matched by the Company until the employee has completed one year of service from their date of hire.
Contributions held in Kellogg Company common stock can be transferred by a participant at any time to any other investment fund available under the Plan, except for transfers prohibited under the Company's Insider Trading Policy.
Plan participants may elect to invest the contributions and account balances for their accounts in various equity, bond, guaranteed investment contracts, fixed income funds or Kellogg Company common stock or a combination thereof in multiples of one percent. Each participant’s account is credited with the participant’s contribution and (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of trust expenses. Allocations are based on participant earnings or account balances, as defined.
Vesting
Participant account balances are fully vested.
Notes Receivable From Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants may have only one loan outstanding at any time. Loan transactions are treated as transfers between the Loan Fund and the other funds. Loan terms range from 12 to 60 months, except for principal residence loans, which must be repaid within 15 years. Interest is paid at a constant rate equal to one percent over the prime rate in the month the loan begins. Interest rates on loans issued during year-ended December 31, 2020 and 2019 was 4.25%-8.5% and 5.75%-6.5%, respectively. Principal and interest are paid ratably through payroll deductions. Loans uncollectible are deemed distributed and recorded as participant withdrawals.
Participant Distributions
Participants may request an in-service withdrawal of all or a portion of certain types of contributions under standard in-service withdrawal rules. The withdrawal of any participant contributions which were not previously subject to income tax is restricted by Internal Revenue Service regulations.
Participants who terminate employment may remain in the Plan or receive payment of their account balances. If the account balance is $5,000 or less, the terminated participant will receive the account balance in a lump sum. Otherwise, a participant's account balances may be received in a lump sum or installment payments. For any investment in Kellogg Company common stock, the participant can elect to receive that portion of their distribution in shares.
Termination
While the Company has expressed no intentions to do so, the Plan may be terminated at any time. In the event of Plan termination, after payment of all expenses, at the discretion of the employer, each participant and each beneficiary of a deceased participant will either (a) receive their entire accrued benefit as soon as reasonably possible, provided that the employer does not maintain or establish another defined contribution plan as of the date of termination, or (b) have an annuity purchased through an insurance carrier on their behalf funded by the amount of their entire accrued benefit.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2020 and 2019

3.    Income Tax Status
The Plan administrator has received a favorable determination letter from the Internal Revenue Service dated June 16, 2017 regarding the Plan’s qualification under applicable income tax regulations. The Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
4.    Related Party Transactions
Certain investments held in the Master Trust are shares of Kellogg Company common stock and short term investment funds managed by The Northern Trust Company. The Northern Trust Company is the trustee as defined by the Plan and, therefore, these transactions, as well as participant loans, qualify as exempt party-in-interest transactions.
The Northern Trust Company charges an asset based fee and a flat account based fee which are paid to the trustee as compensation for services performed under the Master Trust agreement.
Fees paid during 2020 and 2019 for management and other services rendered by parties-in-interest were based on comparable rates for such services. The majority of such fees were paid by the Plan. An immaterial portion was returned to the Plan based on revenue sharing arrangements. The revenue sharing amounts received are used to pay the Plan’s administrative expenses.
5.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2020 and 2019 to Form 5500.

	2020	2019
Net assets available for benefits per the financial statements	$469,427,429	$446,516,731
Adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts	8,285,572	3,256,975
Net assets available for benefits per the Form 5500	$477,713,001	$449,773,706

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2020 and 2019

The following is a reconciliation of the Plan’s interest in income/(loss) of Master Trust and Trust per the financial statements for the years ended December 31, 2020 and 2019 to Form 5500.

	2020	2019
Plan's interest in income/(loss) of Master Trust per the financial statements	$45,398,827	$59,024,607
Less:
Trustee fees	(56,333)	(110,961)
Change in adjustment from contract value to fair value for interest in Master Trust related to fully benefit-responsive investment contracts	5,028,597	5,925,747
Net investment gain/(loss) from Master Trust and Trust investment accounts per the Form 5500	$50,371,091	$64,839,393
6.    Fair Value Measurements
The Plan’s assets are categorized using a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1    Inputs to the valuation methodology are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2 Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•    Quoted prices for identical or similar assets or liabilities in inactive markets;
•    Inputs other than quoted prices that are observable for the asset or liability; and
•    Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3    Inputs to the valuation methodology are prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.
•    Money market funds: Valued at the net asset value (NAV) of shares held by the Master Trust at year end using the fair value of underlying investments. The underlying investments of the short-term investment collective trust are high-quality money market instruments with short term maturities. Redemptions are allowed on every business day.
•    Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2020 and 2019

•    Mutual funds: Shares of mutual funds are valued at quoted market prices on a nationally recognized security exchange, which represent the net asset values of shares held by the Master Trust at year end.
•    Collective trusts: Collective trusts are valued based upon the NAV of units held by the Master Trust at year end using the contract value of underlying investments. These investments represent fixed income, equity securities, international equity, domestic equity and U.S. debt securities.
•    Separately managed fund: The separately managed fund is specifically designed for the Master Trust. The Master Trust owns units in the underlying investments of the fund, which consist of equity securities. Equity securities are valued at the closing price reported on the active market on which the individual securities are traded.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2020 and 2019

The following table presents a summary of the Master Trust investments in certain entities that calculate NAV per share as of December 31, 2020 and 2019:

Investments at NAV as a practical expedient as of December 31, 2020
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
BlackRock Equity Index	$390,212,484	$—	Daily	None
NL Fund M
T. Rowe Price Growth Stock	204,348,351	—	Daily	None
Trust
BlackRock U.S. Debt Index	119,105,219	—	Daily	None
NL Fund M
BlackRock MSCI ACWI-ex US	135,607,152	—	Daily	None
Index NL Fund M
BlackRock Russell 2500 Index	86,582,152	—	Daily	None
NL Fund M
NT/Goldman Sachs Collective	14,149,970	—	Daily	None
Short Term Investment Fund
Wells Fargo Discovery CIT E2	124,923,944	—	Daily	None
Capital Group Target Retirement Fund 2010	6,960,071	—	Daily	None
Capital Group Target Retirement Fund 2015	11,134,613	—	Daily	None
Capital Group Target Retirement Fund 2020	36,210,978	—	Daily	None
Capital Group Target Retirement Fund 2025	59,317,540	—	Daily	None
Capital Group Target Retirement Fund 2030	68,181,492	—	Daily	None
Capital Group Target Retirement Fund 2035	66,178,419	—	Daily	None
Capital Group Target Retirement Fund 2040	64,094,021	—	Daily	None
Capital Group Target Retirement Fund 2045	48,908,270	—	Daily	None
Capital Group Target Retirement Fund 2050	31,611,736	—	Daily	None
Capital Group Target Retirement Fund 2055	16,587,305	—	Daily	None
Capital Group Target Retirement Fund 2060	5,116,907	—	Daily	None
Capital Group Target Retirement Fund 2065	511,831	—	Daily	None
Total Investments at NAV as
a Practical Expedient	$1,489,742,455	$—

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2020 and 2019

Investments at NAV as a practical expedient as of December 31, 2019
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
BlackRock Equity Index	$364,168,171	$—	Daily	None
NL Fund M
T. Rowe Price Growth Stock	165,025,413	—	Daily	None
Trust
BlackRock U.S. Debt Index	102,867,801	—	Daily	None
NL Fund M
BlackRock MSCI ACWI-ex US	118,830,522	—	Daily	None
Index NL Fund M
BlackRock Russell 2500 Index	68,719,718	—	Daily	None
NL Fund M
NT/Goldman Sachs Collective	7,675,884	—	Daily	None
Short Term Investment Fund
Wells Fargo Discovery CIT E2	86,470,672	—	Daily	None
Capital Group Target Retirement Fund 2010	6,240,454	—	Daily	None
Capital Group Target Retirement Fund 2015	10,911,106	—	Daily	None
Capital Group Target Retirement Fund 2020	40,235,607	—	Daily	None
Capital Group Target Retirement Fund 2025	60,692,535	—	Daily	None
Capital Group Target Retirement Fund 2030	63,817,318	—	Daily	None
Capital Group Target Retirement Fund 2035	58,898,665	—	Daily	None
Capital Group Target Retirement Fund 2040	55,035,793	—	Daily	None
Capital Group Target Retirement Fund 2045	37,878,750	—	Daily	None
Capital Group Target Retirement Fund 2050	24,223,673	—	Daily	None
Capital Group Target Retirement Fund 2055	11,692,818	—	Daily	None
Capital Group Target Retirement Fund 2060	2,609,951	—	Daily	None
Total Investments at NAV as
a Practical Expedient	$1,285,994,851	$—

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2020 and 2019

The Plan is subject to master netting agreements, or netting arrangements, with certain counterparties. These agreements govern the terms of certain transactions and reduce the counterparty risk associated with relevant transactions by specifying offsetting mechanisms and collateral posting arrangements at pre-arranged exposure levels.  Since different types of transactions have different mechanics and are sometimes traded out of different legal entities of a particular counterparty organization, each type of transaction may be covered by a different master netting arrangement, possibly resulting in the need for multiple agreements with a single counterparty.  Master netting agreements are specific to each different asset type; therefore, they allow the Company to close out and net its total exposure to a specified counterparty in the event of a default with respect to any and all the transactions governed under a single agreement with the counterparty. As of December 31, 2020 and 2019, there were no master netting agreements in place.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The major classes of investments of the Master Trust as of December 31, 2020 were as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds	$325,268,939	$—	$—	$325,268,939
Separately Managed Fund	73,396,861	—	—	73,396,861
Kellogg Company Stock	106,287,533	—	—	106,287,533
Investments at Fair Value	$504,953,333	$—	$—	$504,953,333
Investments measured at net asset value as a practical expedient*				1,489,742,455
Total Investments at fair value				1,994,695,788
Guaranteed investment contracts measured at contract value				413,978,141
Total Net Investments of the Master Trust				$2,408,673,929
The major classes of investments of the Master Trust as of December 31, 2019 were as follows:

	Level 1	Level 2	Level 3	Total
Mutual funds	$—	$302,590,493	$—	$302,590,493
Separately Managed Fund	72,703,921	—	—	72,703,921
Kellogg Company Stock	122,923,462	—	—	122,923,462
Investments at fair value	$195,627,383	$302,590,493	$—	$498,217,876
Investments measured at net asset value as a practical expedient*				1,285,994,851
Total Investments at fair value				1,784,212,727
Guaranteed investment contracts measured at contract value				389,776,310
Total Net Investments of the Master Trust				$2,173,989,037
*In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amount presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefit.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2020 and 2019

7.    Kellogg Company Master Trust
The Plan has an interest in the net assets held in the Master Trust in which interests are determined on the basis of cumulative funds specifically contributed on behalf of the Plan adjusted for an allocation of income. Such income allocation is based on the Plan’s funds available for investment during the year.

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2020 and 2019

Kellogg Company Master Trust net assets at December 31, 2020 and 2019 and the changes in net assets for the years ended December 31, 2020 and 2019 are as follows:
Kellogg Company Master Trust Schedule of Net Assets

	2020 Master Trust Balances	2020 Plan's Interest in Master Trust Balances
General Investments at fair value
Money Market Funds	$14,149,970	$2,712,558
Common Stock - Kellogg Company	106,287,533	43,165,373
Commingled Funds/Collective trusts	1,475,592,485	195,677,137
Mutual Funds	325,268,939	38,498,120
Separately Managed Fund	73,396,861	15,112,600
General Investments at contract value
Guaranteed Investment Contracts	413,978,141	166,570,360
Total general investments	2,408,673,929	461,736,148
Pending for securities purchased	20,544	3,938
Other receivables	247,475	47,441
Total assets	2,408,941,948	461,787,527
Pending for securities sold	—	—
Other receivables	(325,925)	(62,480)
Net Assets	$2,408,616,023	$461,725,047

	2019 Master Trust Balances	2019 Plan's Interest in Master Trust Balances

General Investments at fair value
Money Market Funds	$7,675,884	$1,553,973
Common Stock - Kellogg Company	122,923,462	50,247,037
Commingled Funds/Collective trusts	1,278,318,967	170,164,225
Mutual Funds	302,590,493	37,861,702
Separately Managed Fund	72,703,921	14,662,350
General Investments at contract value
Guaranteed Investment Contracts	389,776,310	165,157,236
Total general investments	2,173,989,037	439,646,523
Pending for securities purchased	1,402,060	283,845
Other receivables	77,936	15,778
Total assets	2,175,469,033	439,946,146
Pending for securities sold	(3,755,680)	(760,333)
Other receivables	(46,437)	(9,401)
Net Assets	$2,171,666,916	$439,176,412

Kellogg Company Bakery, Confectionery, Tobacco Workers and Grain Millers Savings and Investment Plan Notes to Financial Statements December 31, 2020 and 2019

Kellogg Company Master Trust
Schedule of Changes in Net Assets Available for Benefits

	2020	2019
Earnings on investments
Interest/Dividends	$15,648,719	$25,676,652
Net appreciation/(depreciation) in fair value of investments
Common Stock - Kellogg Company	(11,918,163)	19,727,871
Commingled Funds/Collective Trusts	261,693,129	226,338,724
Mutual Funds	43,857,456	94,268,702
Separately Managed Funds	11,338,871	12,286,204
Net appreciation/(depreciation)	304,971,293	352,621,501
Total earnings on investments	320,620,012	378,298,153
Net transfer of assets out of investment accounts	(82,590,826)	(168,787,908)
Fees and commissions	(1,080,079)	(621,734)
Total distributions	(83,670,905)	(169,409,642)
Net change in net assets	236,949,107	208,888,511
Net assets
Beginning of Year	2,171,666,916	1,962,778,405
End of year	$2,408,616,023	$2,171,666,916

8.    Subsequent Event
On January 8, 2021, the ERISA Finance Committee appointed Fidelity Investments to replace Transamerica to perform recordkeeping services for the Plan.

Kellogg Company
Bakery, Confectionery, Tobacco Workers and Grain Millers
Savings and Investment Plan EIN 38-0710690 Plan No. 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	(b)	(c)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	*Participants	Loans, interest ranging 4.25%-8.25%, with due dates at various times through December, 2035.	$7,712,315
	*Parties-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KELLOGG COMPANY BAKERY, CONFECTIONERY, TOBACCO WORKERS AND GRAIN MILLERS SAVINGS AND INVESTMENT PLAN
	By:	/s/ Amit Banati
Dated: June 23, 2021	Name: Title:	Amit Banati Senior Vice President and Chief Financial Officer, Kellogg Company

EXHIBIT INDEX

Exhibit Number	Document
23.1	Consent of Independent Registered Public Accounting Firm